Meridian Gold Inc.
9670 Gateway Drive, Suite 200
Reno, Nevada 89511                                       [LOGO OF MERIDIAN GOLD]
Phone: (775) 850-3777
Fax: (775) 850-3733
--------------------------------------------------------------------------------

               MERIDIAN GOLD REPORTS FOURTH QUARTER 2001 RESULTS
                     (All dollar amounts in U.S. currency)

                             February 5/th/, 2002

Highlights
----------

   . Net income of $12.3 million, or $0.16 per share
   . Gold production of 117,500 ounces at a cash cost of $80 per ounce, a 10%
     improvement over cash costs in the fourth quarter last year
   . Operating cash flows of $18.3 million increased available cash balances to
     $97.3 million
   . Record El Penon gold production of 88,000 ounces with a cash cost of $37 per ounce
   . El Penon gold reserves increase by 16% to 1.8 million ounces
   . Total El Penon gold reserves and resources increase to 2.8 million ounces excluding new discovery
   . New high-grade discovery at El Penon at Vista Norte
   . 2001 return on equity of 26%
   . The company has closed all of its gold hedge contracts and remains unhedged


4th Quarter Results
-------------------
Meridian Gold, Inc. generated net income of $12.3 million, or $0.16 per share for the quarter. Margins remained strong with a return on sales of 37%. These results were a result of record production from El Penon as the mine produced 88,000 ounces of gold at a cash operating cost of $37 per ounce of gold, which generated net free cash flow that increased cash balances to $97.3 million.

For the full year 2001, the Company generated net income of $38.7 million, or $0.51 per share. This resulted in a return on equity of 26% (consistent with the Company's goal of generating superior returns). For 2001, El Penon produced 318,000 ounces of gold at a cash cost of $43 per ounce gold.

For the quarter, exploration spending of $3.3 million was expensed. As a result of this exploration drilling, the company discovered new high-grade mineralization at Vista Norte along at least 400 meters of strike length. The zone remains open along strike and has not been quantified in any current estimates of reserves or resources.

2001 year-end reserves at El Penon increased to 1.8 million ounces of gold from
1.5 million ounces of gold. Since underground mines have relatively high development costs, Meridian has chosen to only develop reserves four to five years ahead of production. Total reserves and resources at El Penon increased to 2.8 million ounces of gold and 51 million ounces of silver. The new discovery at Vista Norte has not been quantified in these results.

Brian Kennedy, Meridian's chief executive officer, summed up the quarter, "The fourth quarter's results make this the eighth consecutive quarter the company has generated significant operating profits. Not only have we done this at low gold prices, but also while expensing all costs of exploration. During 2001, we found more than half a million ounces of gold at El Penon and increased production by about 10%. Today, after two extremely good years at El Penon, we have more gold at a higher grade than we had when we first started the project. And with the second new high-grade discovery this year at Vista Norte, the large project area continues to provide exploration success and excitement."

Exploration Report

El Penon
--------
Late in the fourth quarter, exploration drilling was directed southward from the Vista Norte area that had previously been identified in 1999. Of the 28 holes drilled, 16 holes shown in the table below intercepted significant continuous near-surface mineralization along 400 meters of strike length. Potential strike-length of at least 300 meters to the south remain to be tested before the vein is projected to intersect the main Quebrada Orito structure. Additional drilling is planned for early 2002 to test this new zone in both directions along strike to the north and to the south, as well as to explore the zone to depth. Including previous drilling on the original Vista Norte target, the total mineralized structural zone is projected to be at least one kilometer in length.

                --------------------------------------------------
                 Hole     Intercept    True    Gold      Silver
                  No.                  Width (g/tonne)  (g/tonne)
                --------------------------------------------------
                 PC113    90-98: 8m     3.0     7.40      144.2
                --------------------------------------------------
                 PC114   80 - 86: 6m    5.2     4.20      158.6
                --------------------------------------------------
                 PC119    69-72: 3m     2.6     9.55      282.3
                --------------------------------------------------
                 PC124    32-34: 2m     1.5    17.77      117.5
                --------------------------------------------------
                 PC126    70-72: 2m     1.8    50.07     331.75
                --------------------------------------------------
                 PC128    30-34: 4m     3.1     7.80      307.3
                --------------------------------------------------
                 PC129    72-77: 5m     4.8   103.32      739.4
                --------------------------------------------------
                 PC132    34-37: 3m     2.5     6.88      200.5
                --------------------------------------------------
                 PC139   106-109: 3m    2.0   434.57      303.9
                --------------------------------------------------
                 PC140   133-134: 1m    0.9    29.27      561.1
                --------------------------------------------------
                 PC141   103-105: 2m    1.6     9.47       85.9
                --------------------------------------------------
                 PC142   123-125: 2m    1.7    32.93       54.3
                --------------------------------------------------
                 PC144    74-76: 2m     1.5    10.22      469.6
                --------------------------------------------------
                 PC145   119-122: 3m    2.0     9.88      101.0
                         126-128: 2m    1.6     8.50       60.8
                --------------------------------------------------
                 PP986   96-100: 4m     3.7    14.59      201.4
                --------------------------------------------------
                 PP988  117 - 119: 2m   1.5     8.77       10.1
                --------------------------------------------------

Other Properties

For 2002, Meridian is anticipating to spend approximately $10 million in exploration. Exploration spending at El Penon is expected to be about $4 million as true finding costs at the property are about $10 per ounce. The remaining exploration expenditures will be focused on generative work in Peru, Mexico, and Chile.

Barrick Gold drilled five deep exploration holes on the Rossi property late in the quarter. No significant new mineralization was encountered. Barrick is planning a substantially larger drilling program for 2002.

Year-End Reserves and Resources
-------------------------------
All reserves and resources were calculated assuming a $300 gold price and cut-off grades based on the anticipated mining method. 2001 year-end reserves increased 8% from the prior year to 2,058,000 ounces of gold and 29,532,000 ounces of silver primarily reflecting a 16% increase in reserves at El Penon with the discovery of the Diablada zone. This increase at El Penon was despite producing almost 330,000 ounces from the reserve in 2001. In addition, El Penon reserve grade increased by 18% as a result of further delineation drilling. Total reserves and resources at El Penon increased to 2.8 million ounces. At Jerritt Canyon, reserves were lower reflecting 2001 production.

----------------------------------------------------------------------------------------------------------
                                   Ore          Gold        Silver        Contained          Contained
December 31, 2001                 Tonnes       Grade         Grade           Gold             Silver
Ore Reserves *                   (Mils.)     (g/tonne)     (g/tonne)        (K oz)            (K oz)
----------------------------------------------------------------------------------------------------------
El Penon
--------
Proven                                2.4          11.2          227               851             17,177
Probable                              2.3          12.5          167               920             12,351
                                      ---          ----          ---             -----             ------
Total El Penon                        4.7          11.8          198             1,770             29,532

Jerritt Canyon
Proven                                0.4          11.2            -               153                  -
Probable                              0.6           7.2            -               135                  -
                                      ---          ----          ---             -----             ------
Total Jerritt Canyon                  1.0           8.9            -               288                  -

Total Proven and Probable             5.4             -            -             2,058             29,532
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
                                   Ore          Gold        Silver        Contained          Contained
December 31, 2001                 Tonnes        Grade        Grade           Gold             Silver
Other Mineralization *           (Mils.)     (g/tonne)     (g/tonne)        (K oz)            (K oz)
---------------------------------------------------------------------------------------------------------
El Penon
--------
Measured                              1.4           5.9          125               253              5,455
Indicated                             1.4           7.7          147               342              6,781
Inferred                              1.2          11.3          224               446              8,902
                                      ---          ----          ---             -----             ------
Total El Penon                        4.0           8.1          163             1,041             20,874

Jerritt Canyon
--------------
Measured                              0.1           9.3            -                31                  -
Indicated                             1.1           8.6            -               296                  -
Inferred                              2.8           6.3            -               566                  -
                                      ---          ----          ---             -----             ------
Total Jerritt Canyon                  4.0           6.9            -               893                  -
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Rossi
-----
Measured                                 -             -            -                 -                  -
Indicated                              1.6          11.6            -               628                  -
Inferred                               0.9          12.0            -               332                  -
                                      ----          ----          ---             -----             ------
Total Rossi                            2.5          11.8            -               960                  -

Total Other Mineralization            10.5             -            -             2,894             20,874
----------------------------------------------------------------------------------------------------------

* These reserves and resources have been reviewed by a qualified person, Richard Lorson, VP Exploration at Meridian Gold.


Management's Discussion and Analysis
------------------------------------

The following discussion is limited to matters that, in the opinion of the Company, are material.

Sales and Net Income
Meridian reported net income of $12.3 million for the fourth quarter of 2001, or $0.16 per share, essentially unchanged on a per share basis from the fourth quarter of last year. Sales revenue increased about 10% versus the prior year reflecting the increased production from El Penon and higher realized gold prices. The average realized gold price was $297 per ounce versus $268 per ounce in the prior year. The realized gold price for the quarter included a $2.1 million realized gain associated with the closing out of hedges.

Of the quarterly production of 117,500 ounces of gold, 114,400 ounces were sold and realized on the financial statements. Gold ounces sold were 7% higher than the prior year reflecting increased production at El Penon more than offsetting the decline at Beartrack.

Operating margins improved to 37% versus 35% realized in the fourth quarter of the prior year primarily reflecting higher gold prices of about $29 per ounce and lower cash costs of about $11 per ounce.

Liquidity and Capital Resources
Cash to meet the company's operating needs, to finance capital expenditures and to fund exploration activities was provided from operations and from existing cash reserves. Cash provided by operating activities was $18.3 million in the fourth quarter of 2001, slightly lower than $19.0 million in the fourth quarter of 2000 as lower production more than offset the favorable cash costs. At December 31, 2001, cash and cash equivalents totaled $97.3 million, versus $63.2 million as of December 31, 2000, a 54% increase.

Capital expenditures were slightly higher at $4.7 million as a result of increased underground development at El Penon versus the prior year.

Expected cash requirements for 2002 include approximately $17 million for planned capital expenditures primarily directed toward additional underground development of the El Penon and Jerritt Canyon mines. Underground development at the El Penon mine of $12 million includes driving a drift to the newly discovered Diablada zone. Exploration spending in 2002 is expected to be approximately $10 million. The Company will fund all of these requirements from cash flows from operations and existing cash reserves.

Should the Company decide to develop other exploration and development properties, additional capital could be required. The Company believes that these capital requirements could be funded by existing cash reserves and by borrowing from third parties, although no assurance can be given that such borrowings will be available at rates acceptable to the Company.

Discussion of Properties

El Penon
During the fourth quarter, the mine produced 88,000 ounces of gold and 1.4 million ounces of silver at a cash cost of $37 per gold ounce versus 76,000 ounces of gold and 1.2 million ounces of silver at a cash cost of $45 per ounce in the prior fourth quarter. Total production costs including depreciation, depletion, amortization, and reclamation were $80 per gold ounce. For the eighth consecutive quarter, the mill processed ore at excellent throughput and recovery rates. The fourth quarter average mill grade was 16.2 g/tonne gold and 272 g/tonne silver versus 13.5 g/tonne gold and 228 g/tonne silver in the fourth quarter of 2000. The higher grades for this quarter are as a result of better grades than anticipated in the mine plan and reduced dilution. Gold recovery improved to 95% from 93% realized in the fourth quarter of the prior year. Silver recoveries also improved to 91% from 89%. These increased recoveries were as a result of continued improvements in the processing circuit.

Jerritt Canyon
During the fourth quarter, Meridian's share (30%) of Jerritt Canyon production was 23,000 ounces of gold at a cash cost of $252 per gold ounce versus cash
costs of $244 per gold ounce for the fourth quarter of last year.   The increase
in cash costs this quarter was due to extremely wet weather in December, which lowered mill throughput to 3,400 tons per day versus the usual 4,000 tons per day of throughput. Typically, performance at Jerritt Canyon is seasonal, with the summer months of the year outperforming the first few months, reflecting the difficulty of handling wet ore. Ore grades averaged 8.9 g/tonne gold.

Beartrack
For the fourth quarter, Beartrack produced 6,088 ounces of gold. These ounces of gold were taken against the reclamation and closure accruals, as will all future Beartrack production. Residual production from rinsing of the pad should continue to produce recoverable gold over the next year on a declining basis.

Full-Year 2001 Results
Sales revenue declined by about 10% as a result of lower production. Annual gold production was 435,000 ounces for 2001, slightly lower than the 456,000 ounces produced during 2000 reflecting the depletion of Beartrack ore.

Full-year operating margins improved to 33% from 31% in the prior year primarily as a result of lower cash operating costs ($83 per ounce versus $95 per ounce) and lower non-cash cost ($55 per ounce versus $62 per ounce). In addition, reclamation expense declined as Beartrack was fully accrued for in 2000.

For 2001, net income was $38.7 million, essentially level with the prior year. Cash flow from operating activities was slightly lower at $64.9 million primarily reflecting lower gold production (435,000 ounces versus 456,000 ounces) more than offsetting the lower costs. Net free cash flow was strong as cash balances increased by $34 million after investing about $25 million in capital expenditures and paying-off the remaining $18 million of long-term debt.

Outlook

For 2002, Meridian expects to produce 300,000 ounces of gold from El Penon at a cash cost of $50 per ounce; and 100,000 ounces from Jerritt Canyon at a cash cost of $215 per ounce.

4th Quarter Conference Call
---------------------------
Meridian is hosting a simultaneous live webcast of its conference call on Wednesday, February 6th, 2002 AT 2:00 PM ET through www.viavid.com. If you would like to listen to our conference call on the web, go to the home page on www.meridiangold.com and click on the link. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer, and you will also be required to complete a registration page in order to logon to the webcast.

Meridian Gold Inc. is a different kind of gold company because we focus on the quality of the ounces as measured by the profitability per ounce, not the quantity of ounces produced. The result is returns on equity greater than 15% and high operating profit margins, in spite of a low gold price environment, while offering immediate reaction to gold price improvement by being totally unhedged. Meridian Gold Inc.'s 75.9 million common shares are traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

A "Qualified Person", as defined by the Ontario Securities Commission National Instrument 43-101, within Meridian Gold, has reviewed the exploration results contained within this release.

For further information, please visit our website at, or contact:

  Wayne M. Hubert       Tel: (800) 572-4519
  Investor Relations    Fax: (775) 850-3733
  Meridian Gold Inc.    E-mail: wayne.hubert@meridiangold.com
                                -----------------------------

                              Meridian Gold Inc.
                Consolidated Condensed Statement of Operations
                ----------------------------------------------
            (Unaudited and in US$ millions, except per share data)


                                                             Three Months              Twelve Months
                                                           Ended December 31         Ended December 31
                                                           -----------------         ------------------
                                                            2001        2000          2001          2000
Sales                                                        31.9       29.6          115.4        128.3

Costs and Expenses
       Cost of Sales                                          8.5        9.2           34.4         43.5
       Depreciation, depletion & amortization                 5.4        5.3           22.5         24.0
       Reclamation                                            0.2        0.3            0.8          3.8
       Exploration costs                                      3.3        4.1           12.3         12.3
       Selling, general and administrative                    2.3        1.8            7.3          6.4
       Other expenses/(income)                                0.3       (1.5)           0.2         (1.2)
                                                           -----------------         -------------------
Total costs and expenses                                     20.0       19.2           77.5         88.8
                                                           -----------------         -------------------

Operating income                                             11.9       10.4           37.9         39.5

Interest income                                               0.5        0.7            1.8          0.4

Gain on Sale of Fixed Assets                                    -        0.1            1.9          0.1

Tax Benefit (expense)                                        (0.1)       0.6           (2.9)         0.6
                                                           -----------------         -------------------

Net income                                                   12.3       11.8           38.7         40.6
                                                           =================         ===================

Income per common share basic                                0.16       0.16           0.52         0.55
                                                           =================         ===================

Income per common share fully diluted                        0.16       0.16           0.51         0.54
                                                           =================         ===================
Number of common shares used in earnings
per share computations (millions)-Basic                      75.8       74.2           75.1         74.2
                                                           =================         ===================
Number of common shares used in earnings
per share computations (millions)-Fully Diluted              77.1       74.2           76.1         75.0
                                                           =================         ===================

See accompanying notes to consolidated interim financial statements.

                              Meridian Gold Inc.
                          Operating Data (Unaudited)
                          --------------------------

                                                         Three Months Ended         Twelve Months Ended
                                                             December 31                December 31
                                                       -----------------------    -----------------------
                                                          2001         2000          2001          2000
                                                          ----         ----          ----          ----
El Penon Mine

    Gold Production                                        88,342       75,692       318,012      288,721
    Silver Production                                   1,419,316    1,214,569     4,751,758    4,018,406
    Tonnes ore mined (thousands)                              169          184           707          652
    Mill tonnes processed (thousands)                         178          186           715          739
    Avg. mill gold ore grade (grams/tonne)                   16.2         13.5          14.6         13.0
    Avg. mill silver ore grade (grams/tonne)                  272          228           232          190
    Mill gold recovery                                         95%          93%           94%          94%
    Mill silver recovery                                       91%          89%           89%          89%

Cash cost of production/ ounce                         $       37   $       45    $       43   $       48
Total production cost/ ounce                           $       80   $       98    $       94   $       96

Jerritt Canyon Joint Venture

    Gold production (Meridian Gold's 30% share)            23,069       22,972        98,042       95,224
    Tonnes ore mined (100%, thousands)                        280          251           898          856
    Mill tonnes processed (100%, thousands)                   307          368         1,333        1,499
    Avg. mill ore grade (grams/tonne)                         8.9          8.0           8.7          8.1
    Mill recovery                                              88%          89%           88%          90%

    Cash cost of production/ ounce                     $      252   $      244    $      218   $      217
    Total production cost/ ounce                       $      327   $      299    $      285   $      262

Beartrack Mine

    Gold production - heap leach                            6,088        7,961        18,531       72,237
    Gold production with cash costs                             -        2,169             -       66,448

    Cash cost of production/ ounce                     $        -   $       65    $        -   $      125
    Total production cost/ ounce                       $        -   $      280    $        -   $      273

Company Totals

      Ounces of gold produced                             117,499      106,625       434,585      456,182
      Ounces of gold sold                                 114,373      106,464       430,533      456,295
      Avg. realized price/ ounce                       $      297   $      268    $      283   $      279
      Cash cost of production/ ounce                   $       80   $       91    $       83   $       95
      Total cost of production/ ounce                  $      128   $      148    $      138   $      157

Note: Cash and total cost per gold ounce are net of silver by-product credits

See accompanying notes to consolidated interim financial statements.

                              Meridian Gold Inc.
                     Consolidated Condensed Balance Sheets
                        (Unaudited and in US$ millions)



                                                                           December 31        December 31
                                                                              2001               2000
                                                                              ----               ----
Assets
Current Assets
          Cash and cash equivalents                                             $ 97.3             $ 63.2
          Trade & other receivables                                                1.7                1.4
          Inventories                                                              7.3                5.8
          Deferred tax asset                                                      12.9                0.9
          Other current assets                                                     1.5                0.7
                                                                           ------------       ------------
Total current assets                                                            $120.7             $ 72.0
                                                                           ------------       ------------

Property, plant and equipment, net                                                93.5               96.5
Other assets                                                                       1.3                2.0
                                                                           ------------       ------------

Total Assets                                                                    $215.5             $170.5
                                                                           ============       ============

Liabilities and Shareholders' Equity
Current Liabilities
          Current portion long-term debt                                             -                7.5
          Accounts payable, trade & other                                          5.2                3.0
          Accrued and other liabilities                                           22.8               11.1
                                                                           ------------       ------------
Total current liabilities                                                       $ 28.0             $ 21.6
                                                                           ------------       ------------

Long-term debt, net of current portion                                               -               10.5
Deferred tax liability                                                             4.5                2.8
Other long-term liabilities                                                       35.8               33.4
Shareholders' equity                                                             147.2              102.2
                                                                           ------------       ------------
Total liabilities and shareholders' equity                                      $215.5             $170.5
                                                                           ============       ============


                              Meridian Gold Inc.
             Quarterly Comparative Statements of Retained Earnings
             -----------------------------------------------------
                        (Unaudited and in US$ millions)


                                                                           December 31       December 31
                                                                               2001              2000
                                                                               ----              ----

Retained earnings at the beginning of period                                   $ 28.0            $ (12.6)
Net Income                                                                     $ 38.7            $  40.6

                                                                          -------------------------------
Retained earnings at the end of period                                         $ 66.7            $  28.0
                                                                          -------------------------------

                              Meridian Gold Inc.
                Consolidated Condensed Statement of Cash Flows
                ----------------------------------------------
                        (Unaudited and in US$ millions)

                                                                        Three Months                     Twelve Months
                                                                     Ended December 31                 Ended December 31
                                                                   ---------------------             ---------------------
                                                                     2001           2000              2001           2000
Net Income (loss)                                                   $12.3          $11.8             $ 38.7         $ 40.6

Provision for depreciation, depletion and amortization                5.4            5.3               22.5           24.0
Gain of Sale of Assets                                                0.1              -               (1.9)          (0.1)
Stock compensation expense                                            0.4              -                1.4            0.8
Changes in assets and liabilities, net                                0.1            1.9                9.3            6.2
                                                                    --------------------             ---------------------
     Net cash provided by operating activities                       18.3           19.0               70.0           71.5
                                                                    --------------------             ---------------------



Cash flow from investing activities

Capital spending                                                     (4.7)          (3.4)             (24.7)         (17.7)
Proceeds from sale of assets                                            -              -                2.0            0.2
                                                                    --------------------             ---------------------
 Net cash used in investing acitivities                              (4.7)          (3.4)             (22.7)         (17.5)
                                                                    --------------------             ---------------------



Cash flow from financing activities

Repayment of long-term borrowings                                       -           (4.0)             (18.0)         (12.0)
Proceeds from sale of common stock                                    0.2              -                4.8            0.4
                                                                    --------------------             ---------------------
     Net cash used in financing activities                            0.2           (4.0)             (13.2)         (11.6)
                                                                    --------------------             ---------------------


Increase in cash and cash equivalents                                13.8           11.6               34.1           42.4

Cash and cash equivalents, beginning of period                       83.5           51.6               63.2           20.8
                                                                   ---------------------             ---------------------
Cash and cash equivalents, end of period                           $ 97.3          $63.2             $ 97.3         $ 63.2
                                                                   =====================             =====================

Notes to Consolidated Condensed Interim Financial Statements
------------------------------------------------------------

1.   Basis of Presentation
     ---------------------

     The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2000 as certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Ontario Securities Commission for interim reporting.

     These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.


2.   Hedging
     -------

     Upon removal of the Company's long-term credit facility with the Standard Bank syndicate, the Company was relieved of its requirement to maintain its forward hedge program. The Company closed its long-term gold forward contracts as of June 30, 2001. The termination of these gold forward contracts generated $4.9 million in cash. As of December 31, 2001 the Company booked $1.1 million as operating income. The remaining $3.8 million was recorded as deferred revenue and will be reflected as income according to contract expiration dates, as presented below:

     Deferred Revenue impact:
     ------------------------

          ------------------------
          2002          $1,943,363
          ------------------------
          2003          $1,916,130
          ------------------------

     Residual Silver Ounces Hedged @ $5.34:
     --------------------------------------

          ------------------------
          2002           1,800,000
          ------------------------
          2003           2,000,000
          ------------------------
          2004           2,000,000
          ------------------------


3.   Acquisition of Pacific Rim Resources Limited (Pacific Rim)
     ----------------------------------------------------------

     On June 15, 2001, Meridian acquired Pacific Rim, a privately held Bermudan company located in Chile, for $5.2 million. Meridian acquired Pacific Rim from National Life Pension, a UK based company. Meridian acquired Pacific Rim with the intent to explore in and around the San Cristobal mine in Chile, as well as make use of their offshore assets.
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                                                                              12

     As part of this transaction, Pacific Rim had a tax loss carry-forward position in Chile approximating $75 million, of which the Company believes it can utilize $67.5 million to offset future Chilean taxable income. Additionally, the Chilean company has an affiliated loan and interest with the Bermudan company amounting to $50 million. The recording of this transaction was done in accordance with generally accepted accounting principles (GAAP) in Canada. The net effect of this transaction established a deferred tax asset of $23.6 million and a deferred credit of $19.1 million, representing the estimated benefit of the utilization of the $67.5 million in loss carry forwards. The Company, in accordance with Canadian GAAP, will recognize this benefit as taxable income is incurred until the deferred tax credit is expended. At the time of this filing, the Company has recognized $10.7 million of this benefit which has reduced the Company's income tax.